AEROGROW INTERNATIONAL, INC.
                                 900 28th Street
                                    Suite 201
                             Boulder, Colorado 80303


                                   May 3, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  AeroGrow International, Inc.
              Registration Statement on Form SB-2
              File No. 333-122930

Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933 ("Securities Act"), we hereby request that the Commission permit the immediate withdrawal of the registration statement of AeroGrow International, Inc. ("Company") on Form SB-2 (File No. 333-122930), as initially filed electronically with the Commission on February 22, 2005 (Accession Number 0001185185-05-000089).

         The Company requests the foregoing withdrawal in order to provide for its compliance with the provisions of Rule 155(c) under the Securities Act inasmuch as it anticipates undertaking a private offering subsequent to withdrawal in reliance on Rule 155(c).

         This will confirm that no offers or sales of securities have been made in connection with the offering described in the registration statement for which withdrawal is hereby requested.

         Should you have any questions or comments with respect to the above request, please contact the undersigned. Thank you for your attention to this matter.

                                            Very truly yours,
                                       AEROGROW INTERNATIONAL, INC.

                                       /S/ W. Michael Bissonnette

                                    W. Michael Bissonnette, President


cc:  Duc Dang, Division of Corporation Finance